EXHIBIT 99.(a)(1)(C)

Re:  Synopsys Discounted Option Amendment Program:

Web Site Information and PIN

Dear <First Name>:

The Discounted Option Amendment Program, as described in the Offer to Amend Eligible Options that was filed with the SEC on March 23, 2007 is currently open and available to all eligible employees. As previously communicated, the Amendment Program is scheduled to close at 11:59 p.m. Pacific Time on Monday, April 23, 2007. Our records indicate that you have not yet made an election whether to amend Eligible Options as permitted by the Amendment Program. Therefore, we strongly recommend that you visit the Amendment Program website soon at https://www.corporate-action.net/synopsys and follow the instructions to make your election.

If you do not make an election on or before April 23, 2007, your Eligible Options will not be amended. In such a case, (1) you will not be able to avail yourself of any solution to avoid the Section 409A taxes on your Eligible Option,  (2) Synopsys will report any vesting and exercises of your Eligible Options to the appropriate taxing authorities and make any applicable tax withholding as required by law, and (3) you will be personally responsible for the amount of any and all taxes due in respect of your Eligible Option(s), including taxes imposed under Section 409A as a result of any exercises of Eligible Options after February 5, 2007. If you choose not to accept our offer to amend your Eligible Options, you are strongly encouraged to consult with your own tax advisors prior to making such decision in order to discuss the tax consequences of any such choice.

For security purposes, a Personal Identification Number (PIN) has been assigned to you to access your personal information and make your election choices.

Your PIN is: <PIN>.

The web site includes links to the Offer to Amend Eligible Options that was filed with the SEC, a SynopsysWorld Article describing the Amendment Program and a list of Frequently Asked Questions (FAQ). This material is designed to provide information necessary to aid in your understanding of the Amendment Program.

Please do not reply to this automated e-mail message. If you have a question, please call Mellon at the number listed below.

Customer Service Representatives are available Monday through Friday

From 9:00 a.m. to 7:00 p.m., Eastern Time

1-866-210-7111

Due to SEC regulations, we are unable to provide additional information beyond that which is filed with the SEC and available on Mellon’s website.